Filed by Chicago Bridge & Iron Company N.V.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities Exchange Act of 1934 as amended

Subject Companies: The Shaw Group Inc.
Commission File No.: 001-12227

Joining Forces

— A Newsletter for Employees About the CB&I and Shaw Transition – Issue 1 – November 2012 —

CB&I and Shaw Kick Off Transition Process

Recently, key managers from CB&I and The Shaw Group met to kick off the transition planning process for joining our two companies when the transaction closes. The transition effort is being led by Beth Bailey, CB&I's Executive Vice President and Chief Administration Officer, and George Bevan, President of Shaw's Environmental and Infrastructure Group.



Beth Bailey



George Bevan

The goal of the transition is to successfully combine our two great companies and help deliver the full strategic value of the transaction. The expectations for the transition program are to:

- Remain focused on execution
- Avoid disruption to current operations
- Execute a disciplined and transparent process
- Focus on critical path and high-value items
- Capture best practices from both organizations, along with opportunities for savings

Teams composed of representatives from both companies have been formed, with the primary focus on functional and support groups. All the teams have prepared charters that list the deliverables they intend to have in place on Day One (the date the transaction closes, currently estimated to be in the first quarter of 2013), as well as after the close when the two companies will begin operating as a combined organization. Many activities will extend through the first year of combined operations.

Protocols have been established for the exchange of information, in keeping with the legal requirement of protecting sensitive information and maintaining each company's separate operations up to the close of the transaction. A management consulting firm with extensive experience in merger and acquisition activities is providing support for the transition process.

Transaction Milestones Achieved

As of late October 2012, CB&I's acquisition of Shaw had cleared a number of conditions necessary for completion of the transaction:

- On Aug. 31, 2012, Shaw completed the divestiture of its Energy & Chemicals division.
- On Sep. 17, 2012, CB&I and Shaw filed a draft Form S-4 joint proxy statement/prospectus with the Securities and Exchange Commission providing details of the transaction.
- The waiting period for U.S. antitrust review under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on Sept. 19, 2012.

Joining Forces

- On Oct. 6, 2012, Shaw announced that its Nuclear Energy Holdings L.L.C. subsidiary exercised its put options to sell its 20% stake in Westinghouse Group back to Toshiba Corporation. Settlement of the sale is scheduled to occur in January 2013.

Votes on the transaction by each company's shareholders are expected in the November/December time frame, and additional regulatory clearances still need to happen.


Timeline
CB&I
3rd Quarter ending September 2012
4th Quarter ending December 2012
1st Quarter ending March 2013
Announcement
SEC Review
E&C Sale Closes
Shareholder Votes
Regulatory Filings / Review
Westinghouse Put
Put Exercised
Put Proceeds
Closing

Message from Beth Bailey

I feel very privileged to lead the effort on the CB&I side to combine two great organizations into the most complete energy-focused engineering services company in the world. We believe the value for all shareholders is significant, the opportunities for employees are great, and the capabilities that the combined global company will offer are substantial.

We had a very productive transition kick-off meeting with our Shaw colleagues, and we are excited about working with them to build a great company together. All of the Shaw employees with whom we interacted were gracious, warm, and excited about the potential of the combined organization.

As we touched on above, the overall goal of the transition process is to combine the cultures and best practices of both companies to create a more complete organization, while ensuring that our day-to-day business activities continue as usual. The transition teams will seek to identify opportunities where cost savings can be achieved, and they will examine systems, policies, and procedures with an eye toward enhancing the operations of the combined company.

We look forward to continuing to work together on this exciting initiative, and we will provide updates on the progress of the transaction and the transition teams. In the meantime, we should all focus on our work, our projects, and our customers, continuing to provide safe and superior quality, service and excellence in all we do.

Joining Forces

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Chicago Bridge & Iron Company N.V. ("CB&I") has filed with the Securities and Exchange Commission ("SEC") a preliminary registration statement on Form S-4 that includes a joint proxy statement of The Shaw Group Inc. ("Shaw") and CB&I that also constitutes a prospectus of CB&I. CB&I and Shaw also plan to file other documents with the SEC regarding the proposed transaction. A definitive joint proxy statement/prospectus will be mailed to shareholders of Shaw and CB&I. INVESTORS AND SECURITY HOLDERS OF SHAW AND CB&I ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of the definitive joint proxy statement/prospectus and other relevant documents filed by CB&I and Shaw, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CB&I will be available free of charge on CB&I's internet website at www.cbi.com under the tab "Investor Relations" and then under the tab "SEC Documents" or by contacting CB&I's Investor Relations Department at 832-513-1200. Copies of the documents filed with the SEC by Shaw will be available free of charge on Shaw's internet website at www.Shawgrp.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting Shaw's Investor Relations Department at 225-987-7372.

Participants in the Solicitation

CB&I, Shaw, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Shaw and CB&I in connection with the proposed transaction. Information about the directors and executive officers of Shaw is set forth in Shaw's proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on December 15, 2011. Information about the directors and executive officers of CB&I is set forth in CB&I's proxy statement for its 2012 annual meeting of shareholders, which was filed with the SEC on March 22, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in Amendment No. 1 to the preliminary joint proxy statement/prospectus, which was filed with the SEC on October 26, 2012, and will be contained in other relevant materials to be filed with the SEC in connection with the proposed transaction, including the definitive joint proxy statement/prospectus, when they become available.

Cautionary Statements regarding Forward-Looking Statements

This newsletter contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. Actual future results and financial performance could vary significantly from those anticipated in such statements. The forward looking statements include assumptions about our operations, such as cost controls and market conditions, and the proposed transaction (including its benefits, results, effects and timing) that may not be realized. Risks and uncertainties related to the transaction include, but are not limited to: the failure of the shareholders of CB&I or the shareholders of Shaw to approve the transaction; the risk that the conditions to the closing of the transaction are not satisfied; the risk that regulatory approvals required for the transaction are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the proposed transaction; costs and difficulties related to the integration of Shaw's businesses and operations with CB&I's business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction; unexpected costs, charges or expenses resulting from the transaction; litigation relating to the transaction; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A "Risk Factors" in CB&I's Annual Report on Form 10-K for the fiscal year ended December 31, 2011, CB&I's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012, and in Amendment No. 1 to the preliminary joint proxy statement/prospectus, which was filed with the SEC on October 26, 2012, and amendment and other reports filed with the SEC. Please read CB&I's "Risk Factors" and other cautionary statements contained in these filings.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise. As a result of these risks and others, actual results could vary significantly from those anticipated in this newsletter, and our financial condition and results of operations could be materially adversely affected.